UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 2 of 6

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,094,026*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,874,751*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,094,026
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.2%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd. (the “Issuer”), which Mr. Jabsheh (the “Reporting Person”) beneficially owns, (1) he has the present right to vote 14,094,026 Common Shares, (2) he has the right to dispose of 12,874,751 of these Common Shares and (3) he owns 4,000,000 warrants to acquire 4,000,000 Common Shares.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 52,885,441 Common Shares, which includes (i) 48,885,441 Common Shares of the Issuer outstanding as of October 15, 2021 and (ii) 4,000,000 Common Shares issuable upon the exercise of warrants to acquire Common Shares owned by the Reporting Person, as reported by the Issuer in the prospectus, dated as of November 3, 2021, filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2021. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Person but does not include any other Common Shares issuable upon the exercise of any other outstanding warrants held by other persons.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 3 of 6

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements certain information in the Schedule 13D, filed with the SEC on March 27, 2020 (the “Original 13D”) as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 29, 2020 (“Amendment No. 1” and, together with the Original 13D and with this Amendment No. 2, the “Schedule 13D”) by the Reporting Person.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended by adding the following immediately after the first paragraph thereof:

“On March 31, 2021, the Issuer granted to the Reporting Person a restricted stock award of 132,190 Common Shares (the “Restricted Shares”). Of the Restricted Shares, 44,063 Common Shares vested on January 2, 2022. The remainder of the Restricted Shares vest in two equal installments on each of (i) January 2, 2023 and (ii) January 2, 2024. The Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the unvested Restricted Shares beneficially owned by the Reporting Person.

On December 14, 2021 and December 15, 2021, the Reporting Person purchased with personal funds in the open market 7,903 Common Shares at a purchase price of $7.76 per Common Share and 131,613 Common Shares at a purchase price of $7.80 per Common Share, respectively, for an aggregate purchase price of $61,452.03 and $1,026,674.98, respectively.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

“(a) As of January 12, 2022, the Reporting Person beneficially owned 18,094,026 Common Shares, consisting of (i) 12,874,751 Common Shares, with respect to which the Reporting Person has a right to vote and dispose of, (ii) 4,000,000 warrants to purchase Common Shares at a price of $11.50 per Common Share, (iii) 1,131,148 Common Shares, 600,000 of which vest when the Common Shares achieve a price of $11.50 per share for 20 out of 30 trading days, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which the Reporting Person is deemed to beneficially own by virtue of having the right to vote (but not dispose of) such Common Shares and (iv) 88,127 Restricted Shares, of which 44,063 Restricted Shares vest on January 2, 2023 and 44,064 Restricted Shares vest on January 2, 2024, which the Reporting Person is deemed to beneficially own by virtue of having the right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 18,094,026 Common Shares beneficially owned by the Reporting Person represented approximately 34.2% of the Common Shares of the Issuer.

(b) As of January 12, 2022, the Reporting Person has:

●	sole power to vote or direct the vote of 18,094,026 Common Shares;

●	shared power to vote or direct the vote of 0 Common Shares;

●	sole power to dispose or direct the disposition of 16,874,751 Common Shares; and

●	shared power to dispose or direct the disposition of 0 Common Shares.

As of January 12, 2022, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the 1,131,148 contingent unvested Common Shares and 88,127 unvested Restricted Shares beneficially owned by the Reporting Person. The Reporting Person will not have investment power over such shares until the vesting thereof.

(c) Except as otherwise described in Schedule A hereto, no transactions in the Common Shares of the Issuer were effected by the Reporting Person during the past 60 days.”

SCHEDULE 13D

CUSIP No. G4809J 106	Page 4 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby further amended by adding the following after the last sentence of the last paragraph under the heading “Employment Agreement”:

“Restricted Share Award

The Reporting Person is party to an award agreement for the Restricted Shares with the Issuer (the “Restricted Share Agreement”) with respect to the 132,190 Restricted Shares owned beneficially by the Reporting Person. These Restricted Shares were awarded to the Reporting Person as compensation for his services as Chief Executive Officer and Chairman of the Board of the Issuer. The Restricted Share Agreement is attached hereto as Exhibit 99.2.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended and supplemented by adding the following:

99.2	Restricted Share Agreement between International General Insurance Holding Ltd. and Wasef Jabsheh, dated as of March 31, 2021.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2022

By:	/s/ Wasef Jabsheh
Name:	Wasef Jabsheh

SCHEDULE 13D

CUSIP No. G4809J 106	Page 6 of 6

Schedule A

Trade Date	Quantity	Purchase/Sale	Price per Share($)
12/14/2021	7,903	Purchase	7.76
12/15/2021	131,613	Purchase	7.80